UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of NOVEMBER, 2009

Commission File Number 000-28996

ELBIT IMAGING LTD.
(Translation of Registrant’s Name into English)

2 WEITZMAN STREET, TEL AVIV 64239, ISRAEL
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

EXPLANATORY NOTE

Attached are the following exhibits:

99.1	Press Release, dated November 19, 2009

99.2	Proxy Statement in connection with the Annual General Meeting of Shareholders, dated November 20, 2009

99.3	Proxy Card for Annual General Meeting of Shareholders

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2009	ELBIT IMAGING LTD. (Registrant) By: /s/ Shimon Yitzhaki —————————————— Shimon Yitzhaki President

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Press Release, dated November 19, 2009

99.2	Proxy Statement in connection with the Annual General Meeting of Shareholders, dated November 20, 2009

99.3	Proxy Card for Annual General Meeting of Shareholders